

Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

CDNX - DRK
OTC BB - DRKOF
October 17, 2003 **Form 20-F File No.: 0-30072**

(Vancouver, B.C., September 3, 2003) – *Derek Oil & Gas Corporation* (the "Company").The Company intends to extinguish a maximum of $223,000.00 in debt by issuing a maximum of 743,000 units at a price of $0.30 to two creditors. The units consist of one share valued at $0.30 and one share purchase warrant which may be redeemed within one year for one share at a price of $0.40. The issued shares will be subject to a four month hold period.

The debt in question consists of loans made to the Company by the creditors.

-30-

DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"
Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.